Filed by Launch Two Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On August 25, 2026, NuCube issued the below press release and made the below communications on its LinkedIn and X accounts.

NuCube Energy and Canadian Nuclear Laboratories Commence Research and Development Project Supporting Advanced Reactors

Collaboration to Deliver Data Identification, Modeling, and Analysis to Validate Microreactor Technology

IDAHO FALLS, Idaho and CHALK RIVER, Ontario — Aug. 25, 2026 — NuCube Energy, Inc. (“NuCube”), an advanced-nuclear technology company productizing factory-built microreactors, today announced the commencement of research and development activities pursuant to its agreement with Canadian Nuclear Laboratories Ltd. (“CNL”) to collaborate on research that will progress aspects of the NuCube reactor design.

Under the initiative, CNL will qualify existing experimental data and benchmark computational models used to predict heat pipe performance at temperatures above 900 degrees Celsius.

The qualified experimental data provided by CNL will expand the validation database for NuCube’s computational model and is expected to play an important role in supporting the licensing pathway for NuCube’s technology.

“Our collaboration with Canadian Nuclear Laboratories represents an important opportunity to further validate NuCube Energy’s heat pipe technology and advance the refinement of our high-temperature reactor design,” said Cristian Rabiti, CEO of NuCube Energy. “We are pleased to work together on these important efforts as we continue pursuing our goal of delivering clean, carbon-free power to customers worldwide.”

NuCube’s advanced reactor development efforts are critical to providing safe, secure, clean, and cost-effective means to meet market demand.

“A key part of CNL’s mandate is helping enable innovation in Canada’s nuclear industry,” said Monica Regalbuto, Vice-President, Science & Technology at Canadian Nuclear Laboratories. “By making our research infrastructure, expertise, and scientific capabilities available, we help technology developers address important technical questions and generate the data needed to advance their work. This collaboration reflects CNL’s role as Canada’s national laboratory and our commitment to supporting a strong and innovative nuclear sector.”

On June 25, 2026, NuCube announced that it has entered into a business combination agreement with Launch Two Acquisition Corp. (NASDAQ: LPBB) (“Launch Two”). Upon closing, the combined company is expected to be listed on Nasdaq or NYSE, subject to satisfaction of listing requirements and other conditions to closing the business combination.

Media Contacts:

Gateway Group, Inc.

NuCube@gateway-grp.com

NuCube Energy

media@nucube.energy

CNL Contact:

Philip Kompass

Director, Corporate Communications

1-866-886-2325

media@cnl.ca

About CNL

As Canada’s premier nuclear science and technology laboratory and working under the direction of Atomic Energy of Canada Limited (AECL), CNL is a world leader in the development of innovative nuclear science and technology products and services. CNL fulfils three strategic priorities of national importance – restoring and protecting the environment, advancing clean energy technologies, and contributing to the health of Canadians.

By leveraging the assets owned by AECL, CNL also serves as the nexus between government, the nuclear industry, the broader private sector, and the academic community. CNL works in collaboration with these sectors to advance innovative Canadian products and services towards real-world use, including carbon-free energy, cancer treatments and other therapies, non-proliferation technologies and waste management solutions.

To learn more about CNL, please visit www.cnl.ca.

About NuCube Energy, Inc.

NuCube Energy, Inc. is an advanced nuclear technology company developing factory-built microreactors that deliver firm, carbon-free electricity and high-temperature process heat at the point of use. The Company’s NuSun™ platform is built around a solid-state, heat-pipe-cooled reactor that eliminates the coolant pumps and complex heat exchangers, as well as large pressure vessels found in conventional reactors, supporting a passively safe, walk-away design intended to simplify licensing, lower lifecycle cost and accelerate commercial scaling compared to other advanced nuclear technologies.

NuCube operates an integrated develop-build-operate model spanning site selection and licensing, factory fabrication, fuel procurement, long-life operation, and commercialization through reactor sales, operations-as-a-service, and technology licensing. For more information, visit www.nucube.energy.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Launch Two and NuCube intend to file with the SEC a registration statement on Form S-4, (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed business combination. Investors, shareholders, and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Launch Two, NuCube, and the Business Combination. Investors will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

NuCube and Launch Two and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Launch Two’s directors and officers in the Business Combination in Launch Two’s filings with the SEC, including the IPO Prospectus (as defined below). To the extent that holdings of Launch Two’s securities have changed from the amounts reported in the IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form S-4 for the Business Combination, which will be filed by Launch Two and NuCube with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NuCube and Launch Two through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Press Release and any oral statements made in connection with this Press Release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of NuCube, Launch Two, or CNL, any of their respective affiliates in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Press Release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein any representation to the contrary is a criminal offense.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding NuCube, Launch Two, the Combined Company, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by NuCube and by Launch Two, advanced nuclear energy, microreactor deployment, industrial power generation, AI data center energy demand and related energy infrastructure trends, the anticipated business of the Combined Company, NuCube and the markets in which they operate, planned business strategies, including, without limitation, NuCube’s plans to deploy its microreactor technologies to support industrial, manufacturing and data center energy needs, plans and use of proceeds, objectives of management for future operations of NuCube, expected operating costs of the Combined Company and its subsidiaries, the upside potential and opportunity for investors, the Combined Company and NuCube’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Launch Two’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but the Press Release may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Launch Two’s securities; the risk that the Business Combination may not be completed by Launch Two’s business combination deadline or any extension thereto; the failure by the Parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Launch Two’s shareholders; the failure of the Combined Company to obtain or maintain the listing of its securities on the Nasdaq Stock Market or the New York Stock Exchange after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to NuCube’s or the Combined Company’s anticipated operations and business, including, without limitation, NuCube’s plans to design, license, commercialize and deploy its microreactor technologies, including the costs, timeline, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the Combined Company will operate; risks that after consummation of the Business Combination, the Combined Company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to the licensing, regulatory approval, construction, deployment and operation of advanced nuclear reactor technologies and related energy infrastructure; the outcome of any potential legal proceedings that may be instituted against NuCube, Launch Two, or others following announcement of the Business Combination; and those risk factors discussed in documents that NuCube or Launch Two filed, or will file, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the (i) final prospectus of Launch Two dated as of October 7, 2024 and filed by Launch Two with the SEC on October 8, 2024 (the “IPO Prospectus”), (ii) the annual report on Form 10-K filed by Launch Two with the SEC on March 27, 2026, (iii) a registration statement on Form S-4 that Launch Two and NuCube intend to file in connection with the Business Combination, which will include a proxy statement of Launch Two, and other documents filed or to be filed by Launch Two and NuCube from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Launch Two nor NuCube presently knows or that Launch Two and NuCube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties nor any of their representatives gives any assurance that any of Launch Two, NuCube, or the Combined Company will achieve its expectations.

NuCube LinkedIn Post:

NuCube Energy is proud to announce that we are collaborating with Canadian Nuclear Laboratories to validate our heat pipe technology and advance our high-temperature microreactor design.

CNL is one of the world’s leading nuclear research organizations, and this partnership reflects our commitment to rigorous validation as we work toward delivering zero-carbon energy to communities and industries in Canada and around the world.

Learn more here: <Link to Press Release>

NuCube X Post:

NuCube Energy and @CNL_LNC are collaborating to validate our heat pipe technology and advance our microreactor design.

This is how zero-carbon energy gets done for communities and industries in Canada and around the world. More here: <Link to Press Release>

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